FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2010

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 9 December 2010

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 9 December 2010
                                         UNILEVER BOARD CHANGE

Exhibit 99

Unilever N.V. and PLC

Notification of Board Change

Unilever today announced that it is proposing that Mr Sunil Bharti Mittal join the Board as a Non-Executive Director.  He will be proposed for election to the Board at the Annual General Meetings in London on 11 May and in Rotterdam on 12 May 2011.

Sunil Bharti Mittal is the Founder, Chairman & Group CEO of Bharti Enterprises. Under Sunil Bharti Mittal's leadership Bharti Airtel has grown into one of the largest telecoms providers across 19 Asian and African countries and a leading business group in India. He brings to Unilever business building experience in developing markets ranging from the entrepreneurial to large-scale corporate activities.  He has previously been an independent non-executive director of Standard Chartered Plc.

Michael Treschow, Chairman of Unilever, said: "I am very pleased that Sunil Bharti Mittal has agreed to be proposed to join the Board.  He is distinguished in his field and will further strengthen the expertise and independence of the Board, as well as broadening its diversity. I am sure Sunil will add considerably to the business."

- Ends -

9 December 2010

Biography

Sunil Bharti Mittal

Nationality: Indian. Age: 53.

Sunil started his career after graduating from Panjab University in India in 1976 and founded Bharti. He is a past president of the Confederation of Indian Industry, the premier industry body in India (2007-08). Sunil was previously an independent non-executive director of Standard Chartered Plc (2007-2009). Sunil was co-chairman of the World Economic Forum in 2007 at Davos and is a member of its International Business Council. He is also a member of the board of trustees of the Carnegie Endowment for International Peace. He is a member of several premier international bodies - International Advisory Committee to the NYSE Euronext Board of Directors and the International Business Advisory Councils of London & Rome. Sunil is also on the Telecom Board of the International Telecommunication Union, the leading UN Agency for Information and Communication Technology. He is a Commissioner of the Broadband Commission at ITU. He is a member of the Indo-US CEOs Forum and also serves as a member of the Executive Board of the Indian School of Business. He has received many business awards, including the 'Global Vision' Award 2008 by the US-India Business Council, and Asia Businessman of the Year by Fortune in 2006.

About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 170. Unilever products are present in more than half the households on the planet and are used over two billion times a day.

Our portfolio includes some of the world's best known and most loved brands including eleven €1 billion brands, and global leadership in many categories in which we operate.  The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Vaseline, Persil, Cif, Marmite and Pot Noodle.

We have around 163,000 employees in approaching 100 countries, and generated annual sales of €40 billion in 2009.  For more information about Unilever and its brands, please visit www.unilever.com

Unilever is Food Industry Leader in the Dow Jones Sustainability World Indexes for the 12th year running. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. We are also ranked 7th in the Global 100 Most Sustainable Corporations in the World, a list compiled by Corporate Knights Magazine.  We achieved Platinum Plus standard in the UK's Business in the Community Corporate Responsibility Index 2009, and were named Company of the Year in 2010.

For media enquiries, contact:
Trevor Gorin	Paul Matthews
Global Media Relations Director	Corporate Media Relations Manager
0207 822 6010 / 07711 020 438	01372 945 925 / 0775 276 8888
trevor.gorin@unilever.com	paul.matthews@unilever.com

Unilever Safe Harbour:

This document may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritization of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.